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                                                                 Exhibit (a)(16)


                                                   David W. Bernstein
                                                   Partner

                                                   DIRECT TELEPHONE 212-878-8342
                                                   DIRECT FACSIMILE 212-878-8375
                                                   bernsted@rw.com


February 2, 1999

Robert B. Knauss, Esq.
Munger, Tolles & Olson LLP
355 South Grand Avenue
Los Angeles, California  90071

Dear Rob:

I have reviewed the letter dated today from Charles Weisman, an attorney for Managed Health Care Associates, Inc., to Kevin Masuda of your firm in which Mr. Weisman says MHA "wishes to consummate a transaction in which it would be willing to pay $7.00 per share to the stockholders of COHR, Inc.," and which Mr. Weisman apparently believes constitutes, for purposes of the Plan and Agreement of Merger dated December 24, 1998 between COHR Inc. and TCF Acquisition Corporation, a Superior Proposal received within 20 business days after TCF Acquisition filed its Schedule 14D-1 with the SEC (which period ends today).

Mr. Weisman's letter clearly is not a proposal at all. Putting aside the fact that the letter comes from an attorney for MHA to an attorney in your office, not from MHA to COHR, the letter says "If MHA satisfactorily completes due diligence and can negotiate a satisfactory merger agreement, MHA would be prepared to consummate the transaction along the lines outlined above." While the need to negotiate a satisfactory merger agreement might not prevent what is said in Mr. Weisman's letter from constituting a "proposal," the requirement that MHA satisfactorily completes due diligence clearly precludes Mr. Weisman's letter from being a proposal.

The contingent nature of what is said in Mr. Weisman's letter is hugely heightened by the letter from Banque National de Paris dated February 2, 1999 which Mr. Weisman encloses, and refers to as a "highly confident letter." The BNP letter says that "assuming completion by [MHA] and BNP of a due diligence investigation with respect to the assets and business of COHR and its subsidiaries in scope, and with results, satisfactory to [MHA] and [BNP], including satisfaction as to the status of pending litigation and the operating performance of MasterPlan," BNP is highly confident that it would be able to arrange a syndicate of lenders for the proposed financing MHA needs. In other words, BNP said that if it becomes satisfied that COHR's principal problems are not really problems, it is highly confident it can arrange a loan syndication.

Further, even that highly contingent view of the possibility BNP can syndicate the financing MHA requires is "with the further condition that cash plus an account receivable due from the United States Internal Revenue Service (BNP shall be satisfied that such receivable shall be a valid obligation of the United States government) shall total at least $12 million . . ." If, following several days of review of COHR documents and meetings with key COHR personnel, BNP is not convinced that the receivable from the Internal Revenue Service is a "valid obligation of the United States government," it is
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difficult to imagine how anything but an acknowledgement of liability by the
Internal Revenue Service will satisfy BNP. As you know, even if there is no dispute about the fact that the payment from the Internal Revenue Service is due, it could easily take weeks or months to get the Internal Revenue Service to acknowledge that fact.

Obviously, the financing described in the BNP letter is critical to MHA's ability to carry out the transaction described in Mr. Weisman's letter. It would constitute 100% of the funds MHA would use for the transaction. That fact in itself casts further doubt on the possibility of the transaction described in Mr. Weisman's letter taking place. As you know, 100% financing for acquisitions has virtually never been available in recent years, except to the most highly credit worthy entities which borrow on the basis of their corporate credit rather than on the basis of the value of the company being acquired. Perhaps it is significant that, although BNP is "highly confident" that if the conditions described in its letter are satisfied, it will be able to arrange a syndicate of lenders, there is no statement that BNP would be one of those lenders.

If there were any question about MHA's certainty that it can carry out the transaction described in Mr. Weisman's letter, that is dispelled by the astonishing statement at the end of the letter that the "proposal" is conditioned upon the Company not disclosing the identity of MHA or any of its shareholders in any public filing. Clearly, MHA does not want to face the embarrassment of having to retract a proposal after it has been announced to the public. Of course, COHR probably cannot comply with the condition if COHR's board is going to treat the transaction described in Mr. Weisman's letter as a serious possible alternative to the TCF Acquisition Corporation transaction.

Having seen the letters from Mr. Weisman and BNP, I am confident that COHR's Board of Directors will agree that those letters do not constitute a proposal at all, much less a Superior Proposal. At most, they constitute a statement that at some time in the reasonably near future, MHA might be in a position to make a proposal which the COHR Board of Directors might determine to be a Superior Proposal. That, of course, would not satisfy the requirement in the Plan and Agreement of Merger between COHR and TCF Acquisition Corporation that the Superior Proposal be received within 20 business days after the Schedule 14D-1 was filed with the SEC. However, because of the extreme disruption to the TCF Acquisition transaction which would result if the COHR Board treated Mr. Weisman's letter as a serious proposal and MHA did not complete the transaction described in that letter, I think it is important that you know why we have advised TCF Acquisition Corporation that we do not believe the letters which were received today could, as a matter of law, constitute a Superior Proposal as that term is used in the Plan and Agreement of Merger.

We believe the letters make it clear that, at this time, MHA does not have the financial resources necessary to carry out the transaction described in its letter. Therefore, MHA cannot meet the requirement of clause (y) of the definition of "Superior Proposal" in Paragraph 7.1(e) of the Plan and Agreement of Merger between COHR and TCF Acquisition. Further, the highly contingent nature of the confidence expressed in the letter from BNP, combined with the fact that MHA is seeking 100% financing, makes it difficult to view what is described in Mr. Weisman's letter as "not subject to a financing contingency" (another requirement of clause (y) of the definition of "Superior Proposal"). Also, it is so difficult to understand how anybody could view the approximately 9.8% difference between the $7 per share described in Mr. Weisman's letter and the $6.375 per share TCF Acquisition almost surely will be paying to the COHR stockholders as justifying rejecting the TCF Acquisition transaction in favor of the highly conditional and contingent transaction described in Mr. Weisman's letter that we think there is serious question whether COHR's board could, in good faith, determine it to be more favorable to the Company's stockholders than the Tender Offer and Merger under the Plan
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and Agreement of Merger (a requirement of clause (z) of the definition of
"Superior Proposal"). Finally, there is the point made above that Mr. Weisman's letter does not constitute a proposal at all; it only constitutes a statement that MHA may in the future be able to propose the transaction described in Mr. Weisman's letter.

Frankly, it is our client's belief that the principal purpose of what MHA has done today is to try to create confusion in order to disrupt the TCF Acquisition Corporation tender offer, in the hope that MHA will in the future be able to make a proposal which may be superior to that of TCF Acquisition Corporation. I do not know whether that is or is not correct. However, it is clear that if the COHR Board were to treat Mr. Weisman's letter as a serious proposal which could constitute a Superior Proposal under the Plan and Agreement of Merger between COHR and TCF Acquisition Corp. the damage to the TCF Acquisition transaction, and the resulting harm to COHR and to its stockholders could be significant. As more than 48% owners of COHR and the bidder for the remainder of COHR's stock, TCF Acquisition and its shareholders very much hope that does not occur.

Very truly yours,


David W. Bernstein